Filed by Foley Trasimene Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934, as amended.

Subject Company: Foley Trasimene Acquisition Corp.

Commission File No. 001-39299

Foley Trasimene Acquisition Corp. Announces Special Meeting Date to Approve Proposed

Business Combination with Alight Solutions

Special Meeting of Stockholders Scheduled for June 30, 2021

Las Vegas, NV, June 4, 2021 – Foley Trasimene Acquisition Corp. (NYSE: WPF, WPF WS) (“FTAC”, “Foley Trasimene”, or the “Company”), a special purpose acquisition company, today announced that it has set June 30, 2021 as the meeting date for the special meeting of stockholders (the “Special Meeting”) to, among other things, approve the proposed business combination (the “Business Combination”) with Alight Solutions (“Alight”). If the Business Combination is approved by Foley Trasimene stockholders, closing is expected to occur shortly following the Special Meeting, subject to the satisfaction or waiver of the remaining conditions in the Business Combination Agreement.

The Company also announced that the U.S. Securities and Exchange Commission (the “SEC”) has declared effective its Registration Statement on Form S-4 (as amended, the “Registration Statement”) as of June 3, 2021, which includes a definitive proxy statement/prospectus/consent solicitation statement (the “Proxy Statement”) for the Special Meeting. Foley Trasimene will distribute the Proxy Statement and proxy card to its stockholders of record as of May 25, 2021, the Record Date for the Special Meeting (the “Record Date”). Following the closing of the Business Combination, the shares of Class A common stock and warrants of the combined company are expected to trade on the New York Stock Exchange under the new ticker symbols ‘ALIT’ and “ALIT.WS”, respectively.

William P. Foley II, Founder and Chairman of Foley Trasimene, commented, “I believe investors will recognize that Alight will become the mission critical platform for engagement between employers and employees on important benefits issues: health, wealth and payroll. The effectiveness of our registration statement enables us to begin to tell the Alight story, and we are enthusiastic about doing so.”

A link to the Proxy Statement is available under the “Investor Info” section of Foley Trasimene’s website at https://investor.foleytrasimene.com/investor-info. The Proxy Statement can also be viewed on the SEC’s website at www.sec.gov, filed under Foley Trasimene Acquisition Corp.

Due to various travel and other restrictions in place with the COVID-19 pandemic, the Special Meeting will be held virtually live via webcast and FTAC stockholders of record can attend the Special Meeting using the virtual meeting instructions set forth in the Proxy Statement and enclosed proxy card. If any FTAC stockholder has questions, needs assistance in voting their shares or does not receive the Proxy Statement, that stockholder should contact their broker or Morrow Sodali LLC, FTAC’s proxy solicitor, at (800) 662-5200 or by emailing WPF.info@investor.morrowsodali.com.

About Foley Trasimene Acquisition Corp.

Foley Trasimene Acquisition Corp. is a blank check company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or entities. For more information please visit https://www.foleytrasimene.com/.

About Alight Solutions

With an unwavering belief that a company’s success starts with its people, Alight Solutions is a leading cloud-based provider of integrated digital human capital and business solutions. Leveraging proprietary AI and data analytics, Alight optimizes business process as a service (BPaaS) to deliver superior outcomes for employees and employers across a comprehensive portfolio of services. Alight allows employees to enrich their health, wealth and work while enabling global organizations to achieve a high-performance culture. Alight’s 15,000 dedicated colleagues serve more than 30 million employees and family members. Learn how Alight helps organizations of all sizes, including over 70% of the Fortune 100 at alight.com.

Additional Information about the Business Combination and Where to Find It

In connection with the proposed business combination, a registration statement on Form S-4 (File No. 333-254801, as it may be amended or supplemented from time to time, the “Form S-4”) has been filed by Alight, Inc., a Delaware corporation (“Alight Pubco”), with the SEC. The Form S-4 includes a proxy statement to be distributed to holders of Foley Trasimene’s common stock in connection with Foley Trasimene’s solicitation of proxies for the vote by Foley Trasimene’s stockholders in connection with the proposed business combination and other matters as described in the Form S-4 and consent solicitation statements to be distributed to certain direct and indirect holders of Alight, as well as a prospectus of Alight Pubco relating to the offer of the securities to be issued in connection with the completion of the business combination. The Form S-4 was declared effective by the SEC on June 3, 2021, and on June 4, 2021, Foley Trasimene filed its definitive proxy statement and Alight Pubco filed its definitive prospectus with the SEC. Foley Trasimene will commence mailing of the definitive proxy statement to Foley Trasimene’s stockholders on or about June 4, 2021. Each of Foley Trasimene and Alight Pubco will also file other relevant documents with the SEC regarding the proposed business combination. This document is not a substitute for the Form S-4, the definitive proxy statement, the definitive prospectus, or any other document that Foley Trasimene or Alight Pubco may file with the SEC. Foley Trasimene, Alight Pubco and Alight urge investors, stockholders and other interested persons to read the Form S-4, including the proxy statement/consent solicitation statement/prospectus that forms a part thereof, as well as other documents filed with the SEC in connection with the proposed business combination, as these materials contain important information about Alight Pubco, Foley Trasimene, and the proposed business combination. Such persons can also read Foley Trasimene’s Annual Report on Form 10-K/A filed with the SEC on April 29, 2021 (the “FTAC Annual Report”) for additional information about Foley Trasimene, including a description of the security holdings of Foley Trasimene’s officers and directors and their respective interests as security holders in the consummation of the proposed business combination. Stockholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Foley Trasimene Acquisition Corp., 1701 Village Center Circle, Las Vegas, NV 89134, or (702) 323-7330.

Participants in the Solicitation

Foley Trasimene and Alight and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Foley Trasimene’s stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Foley Trasimene’s directors and executive officers in the FTAC Annual Report. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Foley Trasimene’s stockholders in connection with the proposed business combination will be set forth in the definitive proxy statement/prospectus/consent solicitation statement for the proposed business combination when available. Information concerning the interests of Foley Trasimene’s and Alight’s participants in the solicitation, which may, in some cases, be different than those of Foley Trasimene’s and Alight’s equity holders generally, will be set forth in the definitive proxy statement/prospectus/consent solicitation statement relating to the proposed business combination when it becomes available.

Forward-Looking Statements

This communication includes certain “forward-looking statements” that are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Foley Trasimene’s and Alight’s actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Foley Trasimene’s and Alight’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction or waiver of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Foley Trasimene’s and Alight’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the definitive business combination agreement (the “Agreement”); (2) the outcome of any legal proceedings that may be instituted against Foley Trasimene and/or Alight following the announcement of the Agreement and the transactions contemplated therein; (3) the inability to complete the proposed business combination, including due to failure to obtain approval of the stockholders of Foley Trasimene, certain regulatory approvals, or satisfy other conditions to closing in the Agreement; (4) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Agreement or could otherwise cause the transaction to fail to close; (5) the impact of COVID-19 on Alight’s business and/or the ability of the parties to complete the proposed business combination; (6) the inability to obtain or maintain the listing of the combined company’s common stock on the New York Stock Exchange following the proposed business combination; (7) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (8) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of Alight to grow and manage growth profitably, and retain its key employees; (9) costs related to the proposed business combination; (10) changes in applicable laws or regulations; and (11) the possibility that Foley Trasimene or Alight may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in Foley Trasimene’s most recent filings with the SEC and will be contained in the Form S-4, including the definitive proxy statement/prospectus/consent solicitation statement filed in connection with the proposed business combination. All subsequent written and oral forward-looking statements concerning Foley Trasimene or Alight, the transactions described herein or other matters and attributable to Foley Trasimene, Alight or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of Foley Trasimene and Alight expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law.

No Offer or Solicitation

This communication is for information purposes only and is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Foley Trasimene or Alight, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.

CONTACTS

Foley Trasimene Acquisition Corp. Investors

Jamie Lillis

Solebury Trout

+1 203-428-3223

jlillis@soleburytrout.com

Alight

Investors:

investor.relations@alight.com

470-638-7400

Media:

Jonathan Keehner / Kara Brickman / Haley Salas

Joele Frank, Wilkinson Brimmer Katcher

212-355-4449

Alight-JF@joelefrank.com

Source: Foley Trasimene Acquisition Corp.